

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2017

Deepak Ahuja
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

      Re: Tesla, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed March 1, 2017
               File No. 001-34756

Dear Mr. Ahuja:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure